

December 23, 2022

Rhonda Wong
Chief Executive Officer
Ohmyhome Limited
11 Lorong 3 Toa Payoh
Block B #04-16/21, Jackson Square
Singapore 319579

> **Re: Ohmyhome Limited**
> **Registration Statement on Form F-1**
> **Filed December 6, 2022**
> **File No. 333-268691**

Dear Rhonda Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed December 6, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Real Estate Transactions, page 58

1. We note your statement that "[t]he property transaction market in Singapore has seen a decline first two quarters of 2022 after a myriad of property cooling measures put in place by the Singapore government in December 2021." Please revise to identify which specific measures have materially impacted your business, financial condition, results of operations, or capital resources and quantify, to the extent possible, how your revenues, profits, and/or liquidity have been impacted. In addition, please identify actions taken or planned, if any, to mitigate the impact of these measures.

Average Transaction per Super Agents, page 59

2. Please revise to provide a basis for your statement, "[t]his efficiency [average property transactions per super agent] will improve even further, cementing us as one of the fastest and leanest property agencies in Singapore as a result of our continued investment into technology to empower our agents and our customers in the property transaction processes."

Material Tax Considerations
Certain Singapore Tax Considerations, page 145

3. We note your disclosure that to the extent the discussion relates to matters of Singapore tax law, it represents the opinion of Singapore counsel. If using the short-form tax opinion, please revise to clearly identify and articulate the opinion being rendered. Further, please revise the opinion filed as Exhibit 99.1 to state clearly that the disclosure in the material tax considerations section of the prospectus is the opinion of named counsel. In this regard, we note that Exhibit 99.1 states the disclosure "fairly summarise[s] the matters referred to therein as of the date hereof." Please refer to Item III.B. of Staff Legal Bulletin 19.

4. Please revise to remove references to "certain" tax considerations. The tax opinion should address and express a conclusion for each material tax consequence. Please also revise the opinion filed as Exhibit 99.1 to remove references to "certain" tax considerations. Please refer to Item III.C. of Staff Legal Bulletin No. 19.

Notes To Unaudited Interim Condensed Consolidated Financial Statements
Note 1 - Nature Of Business And Organization, page F-8

5. Please tell us and expand your disclosures to enhance discussion around the accounting method of your transaction among entities under common control. Your enhanced disclosure should discuss the method of accounting for the transfer of net assets or exchange of equity interests and perhaps expanded discussion of the common control relationships. Reference is made to paragraph 805-50-50-3 and 4 of the Financial Accounting Standards Codification.

6. We note the consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company. Please further revise your footnote disclosures to describe with greater clarity the historical financial statements being presented as a result of your reorganization. As a part of your response and revised disclosures, you should clarify how your presentation is consistent with the guidance outlined in paragraphs 805-50-45-2 to 5 of the Financial Accounting Standards Codification.

7. Please explain to us why you did not provide pro forma financial information that reflects your reorganization. Reference is made to Rule 11-01(a)(2) of Regulation S-X.

Exhibit 5.1, page II-3

8.   Please revise the opinion filed as Exhibit 5.1 to address whether the resale shares already outstanding "are" legally issued, fully paid and non-assessable. Please refer to Item II.B.2.h of Staff Legal Bulletin No. 19.

Exhibit 99.1, page II-3

9.   Please revise the opinion filed as Exhibit 99.1 to remove language that limits reliance on the opinion. In this regard, we note the introductory statement, "This opinion is being rendered solely to the Company, in connection with the filing of the Registration Statement by the Listco, being the indirect holding company of the Company." We also note the closing statement, "This opinion is only for the benefit of the person to whom it is addressed...[and] is not to be circulated to, or relied upon by, any other person...." Purchasers of the securities in the offering are entitled to rely on the opinion. Please refer to Item II.B.3.d of Staff Legal Bulletin 19.

10.   Please revise the opinion filed as Exhibit 99.1 to reconcile the scope and the qualifications with the opinion. In this regard, we note that the scope states that counsel expresses no opinion on any taxation laws of any jurisdiction, including Singapore. We also note that the qualifications state that counsel neither gives nor implies any opinion as to any tax consequences of any transactions contemplated by the offering. However, the opinion appears to cover material tax considerations under Singapore law.

Exhibit 99.2, page II-3

11.   Please revise the opinion filed as Exhibit 99.2 to remove language that limits reliance on the opinion. In this regard, we note the introductory statement, "This opinion is being rendered solely to the Malaysia Companies, in connection with the filing of the Registration Statement by the ListCo, being the indirect holding company of the Malaysia Companies." We also note the closing statement, "This opinion is only for the benefit of the person to whom it is addressed...[and] is not to be circulated to, or relied upon by, any other person...." Purchasers of the securities in the offering are entitled to rely on the opinion. Please refer to Item II.B.3.d of Staff Legal Bulletin 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Ye